Exhibit 21.1

SUBSIDIARIES OF AMEREN CORPORATION
AT DECEMBER 31, 2013

Name	State or Jurisdiction of Organization

Ameren Corporation	Missouri
Ameren Development Company	Missouri
Missouri Central Railroad Company	Delaware
CIPSCO Leasing Company	Illinois
CLC Aircraft Leasing Company, LLC	Delaware
QST Enterprises Inc.	Illinois
AmerenEnergy Medina Valley Cogen, L.L.C.	Illinois
Ameren Transmission Company	Delaware
Ameren Michigan Gas Storage, LLC	Delaware
Ameren Transmission Company of Illinois	Illinois
Ameren Services Company	Missouri
Ameren Illinois Company	Illinois
Energy Risk Assurance Company	Vermont
Missouri Energy Risk Assurance Company LLC	Missouri
Union Electric Company (d/b/a Ameren Missouri)	Missouri
Fuelco LLC (50% interest)	Delaware

Subsidiaries not included on this list, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2013.